June 25, 2019

Via E-MAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	NAST Analysis for Proposed Reorganizations of RiverFront Asset Allocation Income & Growth with and into RiverFront Asset Allocation Moderate and RiverFront Asset Allocation Growth with and into RiverFront Asset Allocation Growth & Income, each a series of Financial Investors Trust (File Nos. 333-232145 and 811-08194) (the “Registrant”).

Ladies and Gentlemen,

On behalf of the Registrant, this letter provides a financial accounting and performance survivor analysis with respect to the proposed reorganizations (the “Reorganizations”) of RiverFront Asset Allocation Income & Growth (the “Income & Growth Fund”) and RiverFront Asset Allocation Growth (the “Growth Fund”), each a series of the Registrant with and into RiverFront Asset Allocation Moderate (the “Moderate Fund”) and RiverFront Asset Allocation Growth & Income (the “Growth & Income Fund”), respectively, each also a series of the Registrant. The combined entity following the reorganization of the Income and Growth Fund into the Moderate Fund is referred to as “Combined Fund I”, while the combined entity following the reorganization of the Growth Fund into the Growth & Income Fund is referred to as “Combined Fund II.” The Income & Growth Fund, the Growth Fund, the Moderate Fund and the Growth & Income Fund together are referred to herein as the “Funds.” The prospectus/proxy registration statement of the Registrant on Form N-14 with respect to the Reorganizations was filed with the SEC on June 14, 2019 (Accession No.0001398344-19-010540) (the “Registration Statement”).

The Registrant is an open-end, management investment company organized as a Delaware statutory trust. At a meeting held on June 11-12, 2019, the Registrant’s Board of Directors approved Agreements and Plans of Reorganization (each, a “Plan”) in which shareholders of each of the Income and Growth Fund and the Growth Fund (each, an “Acquired Fund”) will become shareholders of the Moderate Fund and Growth & Income Fund (each, an “Acquiring Fund”), respectively. Shareholders of each Acquired Fund will receive shares of the corresponding Acquiring Fund with an aggregate value equal to the aggregate value of their shares of the Acquired Fund held immediately prior to the Reorganization. After the Reorganizations are complete, the Acquired Funds will be liquidated and terminated. Each Acquiring Fund would be the surviving legal and accounting entity of the Reorganization.

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The analysis below is based on guidance provided by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003 (the “Audit Guide”), regarding the surviving entity for financial reporting purposes, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”), regarding accounting survivors, as well as on the guidance of the SEC Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that although the legal survivor would normally be considered the accounting survivor of a fund reorganization, continuity and dominance in one or more of certain factors may lead to a determination that the target fund should be considered the accounting survivor. In the NAST Letter, the SEC Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the SEC Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The SEC Staff in the NAST Letter and the ICI White Paper generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide, and are referred to as the “NAST Analysis.”

The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting and performance surviving entity under the NAST Analysis:1

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Reorganization of RiverFront Asset Allocation Income & Growth into RiverFront Asset Allocation Moderate Analysis

1. Portfolio Management: One of the primary factors in determining the accounting and performance survivor is the surviving management structure.

The Funds are currently advised by ALPS Advisors, Inc. and sub-advised by RiverFront Investment Group, LLC (“RiverFront”). Each Fund is managed by the same portfolio management team of four individuals employed by RiverFront, including Rebecca Felton, Kevin Nicholson, Deva Meenakshisundaram and Bill Ryder. Mr. Nicholson has been the lead portfolio manager since 2015. Messrs Meenakshisundaram and Ryder have been part of each Fund’s portfolio management team since 2018, and Ms. Felton joined each Fund’s portfolio management team in March 2019.

Combined Fund I will have the same adviser, sub-adviser and portfolio managers. This factor is therefore neutral in determining the accounting and performance survivor.

2. Portfolio Composition: Combined Fund I will be managed in accordance with the investment objectives, policies and restrictions of the Moderate Fund. The investment objectives of the Funds are similar but slightly different, as listed below:

[1]	The ICI White Paper states that “[t]he general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming changes as of May 1, 2003.”

Income & Growth Fund	Moderate Fund
The Fund seeks to provide current income and potential for that income to grow over time.	The Fund has two primary investment objectives. It seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks, and (2) growth of capital.

The principal investment strategies, policies, and restrictions are similar but slightly different. Because the Moderate Fund’s investment objective, policies and restrictions will govern Combined Fund I, this factor favors the Moderate Fund as the accounting and performance survivor.

3. Expense Structure: The expense structure of Combined Fund I will be that of the Moderate Fund, and the expenses of each share class will be similar to those currently experienced by shareholders of the Income & Growth Fund. Neither the Income & Growth Fund nor the Moderate Fund currently charge a management fee to any of its share classes. With respect to each corresponding share class, each Fund also charges the same level of distribution and service (12b-1) fees and other expenses. As of the February 28, 2019 prospectus, the Income & Growth Fund currently has slightly lower total annual fund operating expenses due to Fund’s lower acquired fund fees and expenses, which depend on the particular allocation among exchange-traded funds (“ETFs”) and underlying ETF fees and expenses. However, this is not a dispositive factor and must be considered alongside each of the other factors.

5. Asset Sizes: As of April 30, 2019, the Income & Growth Fund had net assets of approximately $8,547,585, while the Moderate Fund had net assets of approximately $ 63,909,236. This factor therefore favors the Moderate Fund as the accounting and performance survivor.

Additional Factors

The ICI White Paper states that the age of the portfolios and the surviving fund’s board of directors/trustees are also items that figure in the determination of which portfolio’s historical performance and financial information will be carried into the surviving fund.

1.	Age of Funds: The Moderate Fund commenced operations in August 2010, while the Income & Growth Fund commenced operations in September 2012. This factor therefore favors the Moderate Fund as the accounting and performance survivor.

2.	Board Composition: The Funds are currently overseen by the same Board of Trustees. This is therefore neutral in determining the accounting and performance survivor.

Conclusion

Except for the Funds’ expense structure, the factors outlined above, which either are neutral or favor the Moderate Fund, the Registrant believes that the Moderate Fund is the appropriate accounting and performance survivor in the Reorganization. The Registrant also believes that current and future shareholders of Combined Fund I will consider the Moderate Fund’s performance history more relevant to their investment decisions than those of the Income & Growth Fund, and therefore believes that the Moderate Fund should be the accounting and performance survivor in the Reorganization.

Reorganization of RiverFront Asset Allocation Growth into RiverFront Asset Allocation Growth & Income Analysis

1. Portfolio Management: One of the primary factors in determining the accounting and performance survivor is the surviving management structure.

The Funds are currently advised by ALPS Advisors, Inc. and sub-advised by RiverFront. Each Fund is managed by the same portfolio management team of four individuals employed by RiverFront, including Rebecca Felton, Kevin Nicholson, Deva Meenakshisundaram and Bill Ryder. Mr. Nicholson has been the lead portfolio manager since 2015. Messrs Meenakshisundaram and Ryder have been part of each Fund’s portfolio management team since 2018, and Ms. Felton joined each Fund’s portfolio management team in March 2019.

Combined Fund II will have the same adviser, sub-adviser and portfolio managers. This factor is therefore neutral in determining the accounting and performance survivor.

2. Portfolio Composition: Combined Fund II will be managed in accordance with the investment objectives, policies and restrictions of the Growth & Income Fund. The investment objectives of the Funds are similar but slightly different, as listed below:

Growth Fund	Growth & Income Fund
The Fund seeks to provide high total investment return.	The Fund seeks to achieve long-term growth and income.

The principal investment strategies, policies, and restrictions are similar but slightly different. Because the Growth & Income Fund’s investment objective, policies and restrictions will govern Combined Fund II, this factor favors the Growth & Income Fund as the accounting and performance survivor.

3. Expense Structure: The expense structure of Combined Fund II will be that of the Growth & Income Fund, and the expenses of each share class will be lower than those currently experienced by shareholders of the Growth Fund. Neither the Growth Fund nor the Growth & Income Fund currently charge a management fee to any of its share classes. With respect to each corresponding share class, each Fund also charges the same level of distribution and service (12b-1) fees and other expenses. As of the February 28, 2019 prospectus, the Growth & Income Fund currently has slightly lower total annual fund operating expenses due to Fund’s lower acquired fund fees and expenses, which depend on the particular allocation among exchange-traded funds (“ETFs”) and underlying ETF fees and expenses. This factor therefore favors the Growth & Income Fund as the accounting and performance survivor.

5. Asset Sizes: As of April 30, 2019, the Growth Fund had net assets of approximately $24,710,351, while the Growth & Income Fund had net assets of approximately $ 72,900,209. This factor therefore favors the Growth & Income Fund as the accounting and performance survivor.

Additional Factors

The ICI White Paper states that the age of the portfolios and the surviving fund’s board of directors/trustees are also items that figure in the determination of which portfolio’s historical performance and financial information will be carried into the surviving fund.

3.	Age of Funds: Both of the Funds commenced operations on August 2, 2010. This factor is therefore neutral in determining the accounting and performance survivor.

4.	Board Composition: The Funds are currently overseen by the same Board of Trustees. This is therefore neutral in determining the accounting and performance survivor.

Conclusion

The Registrant also believes that current and future shareholders of Combined Fund II will consider the Growth & Income Fund’s performance history more relevant to their investment decisions than those of the Growth Fund, and therefore believes that the Growth & Income Fund should be the accounting and performance survivor in the Reorganization.

For all of the factors outlined above which either are neutral or favor the Growth & Income Fund, the Registrant believes that the Growth & Income Fund is the appropriate accounting and performance survivor in the Reorganization.

Should you have any questions concerning the above, please call Peter H. Schwartz, counsel to the Registrant, at 303-892-7381.

Very truly yours,

/s/Karen Gilomen

Karen Gilomen

Secretary, Financial Investors Trust

Cc: Peter H. Schwartz, Esq. (Counsel to the Registrant)

Davis Graham & Stubbs LLP